SEC, Washington Exemption File No. 82-5079

Press release

Skandia

24 September 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Skandia's executive management

As previously announced, Senior Executive Vice President Ulf Spång has given notice that he will be leaving Skandia. During his term of notice, Ulf Spång will gradually be winding up his participation on Skandia's executive management, which will thereafter include the following persons:

Leif Victorin, President and CEO
Jan Erik Back, Chief Financial Officer
Jan-Mikael Bexhed, Executive Vice President and General Counsel
Odd Eiken, Executive Vice President, Communication & Strategy
Cecilia Kragsterman, Head of Business Development
Jan Wangärd, Head of Latin America division
Alan Wilson, Executive Vice President and head of UK & Asia Pacific division
Michael Wolf, Head of Europe division

For further information, please contact:
Gunilla Svensson, press secretary, tel.+46-8-788 42 97

dlw 10/8

SEC, Washington Exemption File No. 82-5079

Press release

Skandia

24 September 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Skandia applies for delisting from the Frankfurt Stock Exchange

Skandia's board has decided to apply for a delisting of Skandia's shares from the Frankfurt Stock Exchange. The reason for the decision is the low volume of trading in Skandia's shares, among other things.

Skandia previously applied for a delisting from the Copenhagen Stock Exchange, and the final day of trading for Skandia's shares in Copenhagen was 28 May 2003. After the delisting from the Copenhagen and Frankfurt exchanges, Skandia's shares will continued to be listed on the Stockholm and London Stock Exchanges.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643